Exhibit (16)

August 18, 2005

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously the independent accountants for BNC Bancorp, and on February 23, 2005, we reported on the consolidated balance statements of BNC Bancorp and its subsidiary as of and for the years ended December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the three-year period ended December 31, 2004. On August 16, 2005, our firm resigned as independent accountants for BNC Bancorp in order to accept its offer of engagement as BNC Bancorp’s internal auditors.

We have read BNC Bancorp’s statements included under Item 4.01(a) of its Form 8-K dated August 16, 2005 and we agree with the statements made therein.

Sincerely,

/s/ Dixon Hughes PLLC